Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

17 April 2013

ASX ANNOUNCEMENT

Mission to Sell Biodiesel Refinery

Mission NewEnergy Limited (ASX:MBT) today announced that its subsidiary, Mission Biotechnologies Sdn Bhd (“MBTSB”), has entered into an agreement with Felda Global Ventures Downstream Sdn Bhd (“FGVD”) to sell its 100,000 tpa biodiesel refinery located in Kuantan Port, East Malaysia, for US$11.5 million. FGVD is a wholly owned subsidiary of Felda Global Ventures Holdings Berhad, a public company incorporated in Malaysia and listed on the Malaysia Stock Exchange.

All conditions precedent to the transaction are expected to be completed by 30th June 2013. The Company will utilize almost all proceeds from the sale for debt reduction and any remaining funds will be used for general working capital.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com